DWS Investment Management Americas, Inc.

100 Summer Street
Boston, MA 02110

April 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A of DWS Bond VIP, DWS Capital Growth VIP, DWS Core Equity VIP, DWS CROCI® International VIP and DWS Global Small Cap VIP (“Funds”), each a series of Deutsche DWS Variable Series I (“Trust”) (Reg. Nos. 002-96461; 811-04257)

Dear Ms. Marquigny,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), whose comments were received via telephone on April 7, 2021. The Amendment was filed on behalf of the Funds on February 16, 2021, and has an effective date of May 1, 2021.

The Staff’s comments are restated below followed by the Funds’ responses.

1.	Comment: Please file responses to these comments on EDGAR as correspondence at least 5 business days prior to filing the registration statement for the Funds pursuant to Rule 485(b). Please also provide marked copies and e-mail to marquignyr@sec.gov.

Response: The Registrant confirms that this correspondence has been filed accordingly. Additionally, the requested materials have been provided prior to the effective date of the Funds’ registration statement.

2.	Comment: Please confirm that the Funds are not relying on Rule 30e-3; otherwise, please include the relevant Rule 30e-3 disclosure through December 31, 2021.

Response: The Funds intend to rely on Rule 30e-3 and have included the relevant disclosure in the Funds’ prospectuses for the previous two years. Accordingly, the Funds have removed the notice from the current prospectuses.

3.	Comment: For DWS Bond VIP, please provide the Staff with a completed fee table prior to effectiveness and, additionally, confirm that any fee waiver/expense reimbursement(s) as reflected in the footnotes to the fee table will remain in effect for at least one year from the effective date of the Fund’s prospectus.

Response: The Registrant will provide the Staff with a completed fee table for DWS Bond VIP and confirms that any fee waiver/expense reimbursement(s) noted in the footnotes to the Fund’s fee table are in effect through April 30, 2022.

4.	Comment: For DWS Core Equity VIP, in the “Management process” section of the prospectus, consider enhancing ESG disclosure (“…may consider ESG issues in its process when making investment decisions…”) to describe the type of data and analysis used by portfolio management if it is considered a major investment strategy or, alternatively, consider relocating the disclosure to a more appropriate (i.e., not principal) location.

Response: The Fund has removed the relevant disclosure pertaining to the inclusion of ESG in its discussion of management process in Item 4. In addition, the Fund has added disclosure to Item 9 to indicate that “At the discretion of portfolio management, securities may be excluded from the portfolio based upon the Advisor's ESG analysis, including when portfolio management believes a security has negative ESG risks and/or characteristics. In evaluating ESG issues, portfolio management refers to internal securities specific ESG ratings, internal and external ESG research and other factors.”

5.	Comment: For DWS Global Small Cap VIP, the Staff notes that the Fund will invest in “common stocks and other equities of small companies;” however, newly added “Management process” disclosure applies only to portfolio management’s choice of stocks. Consider removing the reference to “other equities” or expand the disclosure to discuss how portfolio management allocates between common stocks and other equity securities.

Response: The Fund invests primarily in common stocks. However, from time to time, consistent with the Fund’s 80% investment policy, the Fund may invest in other equities, including preferred stocks, ADRs and shares of exchange traded funds. The Fund has modified the disclosure to indicate that “other equity investments are selected by portfolio management based on their risk and return profile which in turn points to their ability to help achieve the fund’s target risk and contribute to performance.”

6.	Comment: For DWS Global Small Cap VIP, in regards to the following “Management process” disclosure “…based on ESG analysis…” please clarify what constitutes an ESG issue for purposes of that analysis and explain or provide examples of when the ESG strategy prohibits an investment option identified by the proprietary model.

Response: Portfolio management may exclude a security selected by the models from the portfolio if portfolio management believes the security has negative ESG risks and/or characteristics. In evaluating ESG issues, portfolio management refers to internal securities specific ESG ratings, internal and external ESG research and other factors. The Fund has added disclosure to the “Management process” section to this effect. As already noted in the prospectus disclosure, variations from the models are expected to be infrequent.

7.	Comment: For DWS Global Small Cap VIP, in regards to the following disclosure: “The use of the dynamic models provides portfolio management with flexibility to adjust portfolio selections based on changing market factors…” consider providing a practical example of how this works. Additionally, explain in clearer terms how portfolio management uses the dynamic models to maximize returns while maintaining a risk profile similar to the benchmark index. Specifically, clarify if the dynamic models are designed to respond to changes in the benchmark index’s risk profile. If not, how does the portfolio management team decide when to realign the Fund’s risk profile.

Response: The disclosure has been revised to indicate that “The use of dynamic models allows the investment process to capture changing market factors which can impact the outcome of the portfolio rebalancing process.” In addition, the following has been added to the “Management process” section in Item 9: “The dynamic models are used to determine the best combination of performance drivers for stocks in a given industry cluster. Because the models are dynamic, as more data becomes available over time, the optimum combination of performance drivers evolves as well. For example, if earnings estimates revisions from analysts start losing their effectiveness as a performance driver in a given industry cluster, the weight attributed to this factor in the model would likely be reduced. The dynamic models are used to generate the expected excess return for each stock in the fund's investment universe. The output from the dynamic models is used as an input by the Advisor’s portfolio optimization application which has industry standard forward-looking risk estimates. At each portfolio rebalancing, currently monthly, the portfolio construction application is tasked with creating the optimal portfolio that has a systematic risk profile similar to the benchmark based on the forward-looking risk parameters provided by the portfolio construction application. This translates into the portfolio’s systematic risk, or market beta, being aligned to the benchmark and other systematic factors also being neutral vis-a-vis the benchmark.”

8.	Comment: For DWS Bond VIP, in regards to “ESG investing risk,” please consider expanding disclosure in Item 9. In particular, describe in greater detail how this risk may affect portfolio management’s judgment or actions; and/or how this could affect the performance of the Fund or investor expectations of the Fund’s holdings.

Response: The Registrant believes that the Fund’s current disclosure is appropriate and accordingly does not believe that revisions are required at this time. The Registrant will continue to evaluate the disclosure going forward and may adjust in future filings, as appropriate.

9.	Comment: For DWS Global Small Cap VIP, regarding to the following disclosure: “While portfolio management intends to update industry clusters on a rotating basis, it may prioritize struggling industry clusters for review and update. Industry-specific models are used to rebalance the portfolio approximately once a month.” Consider clarifying the descriptions of how portfolio management applies updated model information on a monthly basis and, accordingly, how the Fund is rebalanced. Specifically, how long does it take the Fund to cycle through and update all the represented industries in the Fund’s portfolio. Explain the mechanics of updating industry representation to match the models in practical terms and/or with more practical examples.

Response: The disclosure has been updated as follows: “Portfolio management intends to update industry clusters on a rotating basis with each cluster updated approximately every 36 months. The dynamic models are used to determine the best combination of performance drivers for stocks in a given industry cluster. Because the models are dynamic, as more data becomes available over time, the optimum combination of performance drivers evolves as well. For example, if earnings estimates revisions from analysts start losing their effectiveness as a performance driver in a given industry cluster, the weight attributed to this factor in the model would likely be reduced. The dynamic models are used to generate the expected excess return for each stock in the fund's investment universe. The output from the dynamic models is used as an input by the Advisor's portfolio optimization application which has industry-standard forward-looking risk estimates. At each portfolio rebalancing, currently monthly, the portfolio construction application is tasked with creating the optimal portfolio that has a systematic risk profile similar to the benchmark based on the forward-looking risk parameters provided by the portfolio construction application. This translates into the portfolio’s systematic market risk, or market beta, being aligned to the benchmark and other systematic factors also being neutral vis-a-vis the benchmark.”

10.	Comment: For DWS Global Small Cap VIP, the Staff notes that Item 4 disclosure creates the impression that the Fund’s holdings are primarily a function of model calculations with few changes driven by portfolio management discretion. Conversely, the Item 9 disclosure gives the opposite impression. Revise the strategy disclosure in Item 4 and Item 9 to provide a cohesive picture of how the Fund functions specifically noting how many of changes to the Fund’s portfolio are model-driven or a function of portfolio management decisions.

Response: The Fund has modified its Item 4 and 9 disclosure accordingly.

11.	Comment: For DWS Global Small Cap VIP, derivatives disclosure appears to be inconsistent. If derivatives are principal investments for the Fund, add appropriate principal strategy derivatives disclosure to Item 4 and move the derivatives disclosure from “Other Investment Strategies” to the “Principal Strategies” section in Item 9. Otherwise, consider deleting the “Derivatives risk” disclosure in Item 9. If derivatives are a principal investment for the Fund, consider the placement of: (i) derivatives disclosure, and (ii) associated “Derivatives risk” disclosure.

Response: While derivatives are not a principal investment strategy of the Fund, the Fund retains the ability to use derivatives in the future as a tool to help manage risk. The Fund has retained “Derivatives” disclosure and associated risk remains as an Item 9 disclosure.

12.	Comment: For DWS Global Small Cap VIP, in “Securities selection risk,” explain and describe in greater detail the risks related to the use of models and those driven by manager selection.

Response: The Registrant has added the following disclosure to the “Main risks” section of the Fund’s prospectus:

“Quantitative model risk. The fund’s strategy relies heavily on quantitative models and the analysis of specific metrics to construct the fund’s portfolio. The impact of these metrics on a stock’s performance can be difficult to predict, and stocks that previously possessed certain desirable quantitative characteristics may not continue to demonstrate those same characteristics in the future. In addition, relying on quantitative models entails the risk that the models themselves may be limited or incorrect, that the data on which the models rely may be incorrect or incomplete, and that the Advisor may not be successful in selecting companies for investment or determining the weighting of particular stocks in the fund’s portfolio. Any of these factors could cause the fund to underperform funds with similar strategies that do not select stocks based on quantitative analysis.”

13.	Comment: In Part II of the Funds’ Statement of Additional Information (“SAI”), the Staff notes that the SAI’s ESG disclosure draws a distinction between portfolio management’s consideration of ESG factors and ESG strategies disclosed in the prospectus for DWS Global Small Cap VIP; clarify the standard that applies to the principal strategy disclosure and how this disclosure relates to the Fund’s prospectus disclosure.

Response: As indicated in response to Comment 6 above, the Registrant has revised the prospectus disclosure to indicate more clearly how ESG considerations may play a role in the Funds’ portfolio management process.

14.	Comment: Regarding the Part C for the Registrant, specifically “Item 30. Indemnification and related undertaking” please include in this section the undertaking required by Rule 484(a)(iii) under the Securities Act of 1933.

Response: The Registrant believes that disclosure required by Rule 484 should not be included in a Rule 485(b) filing that is not requesting accelerated effectiveness of the Registration Statement.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2565.

Sincerely yours,

/s/Caroline Pearson

Caroline Pearson

Senior Team Lead – Legal

DWS Investment Management Americas, Inc.

cc: John Marten, Esq, Vedder P.C.

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